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www.dechert.com

STEPHEN FERRARA

+1 617 728 7134 Direct
+1 617 275 8418 Fax

November 21, 2013

VIA EDGAR CORRESPONDENCE

Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Mr. Foor:

We are writing in response to comments you provided telephonically to me, Alice Pellegrino and Lisa Zeises on October 29, 2013 with respect to the Registrant’s Post-Effective Amendment No. 118, filed on September 13, 2013. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectuses.

Global Comments

1.              Comment:                                 With respect to contractual limitations on operating expenses, please clarify in the footnote to the Annual Fund Operating Expenses table whether acquired fund fees and expenses are excluded from any such limitations.

Response:                                    The Registrant notes that to the extent that acquired fund fees and expenses are excluded from a contractual limitation on operating expenses, the footnote to the Annual Fund Operating Expenses table describing the contractual limitation will expressly state that such fees are excluded.  Accordingly, the Registrant confirms that acquired fund fees and expenses are excluded from the contractual limitation for Hartford Real Total Return Fund and are included in the contractual limitation for Hartford Duration-Hedged Strategic Income Fund.

2.              Comment:                                 Please include the line item “Fee Waiver and/or Expense Reimbursement” in the Annual Fund Operating Expenses table, even if there is no amount to be waived.

Response:                                    Instruction 3(e) to Item 3 of Form N-1A states that a fund with a contractual expense reimbursement or fee waiver arrangement may add two captions to the Annual Fund Operating Expenses table; one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses.  Because the Instruction does not require the use of both captions in a fund’s prospectus, the Registrant respectfully declines to make the proposed change.

3.              Comment:                                 Please confirm supplementally that the expenses set forth in the Expense Example reflect the impact of any contractual limitations on operating expenses set forth in the Fund’s the Annual Fund Operating Expenses table and accompanying footnote only for the initial period set forth in the footnote.

Response:                                    The Registrant confirms that each Fund’s Expense Example reflects the impact of any contractual limitations on operating expenses set forth in the Fund’s Annual Fund Operating Expenses table and accompanying footnote only for the initial period set forth in the footnote.

4.              Comment:                                 If a Fund sells credit default swaps, please clarify supplementally whether such Fund covers the full notional amount of the underlying instrument when selling credit protection.

Response:                                    It is the current policy of the Hartford Funds to segregate the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

5.              Comment:                                 If a Fund invests in total return swaps, please confirm that such Fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the fund operates.

Response:  The Registrant confirms that it is aware of (i) Release 10666; (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which a Fund operates.

6.              Comment:  Please change the heading before the risks section in both the Summary Section and the Additional Information Regarding Risks and Investment Strategies section from “Main Risks” to “Principal Risks.”

Response:                                    Form N-1A does not require the use of the term “Principal Risks.”  Additionally, General Instruction B.4.(c) of Form N-1A provides that the plain English requirement of Rule 421 under the Securities Act of 1933 applies to a fund’s prospectus.  The Registrant believes the term “Main Risks” is consistent with the plain English requirement.  Therefore, the Registrant has not made any revisions in response to this comment.

7.              Comment:                                 Please ensure that, to the extent a particular strategy or type of investment is mentioned in the Principal Investment Strategy section of the Summary Section, a discussion regarding the risks of such strategy or investment is included in the Main Risks section of the Summary Section.  Likewise, to the extent the risks of a particular strategy or type of investment are disclosed in the Main Risks section of the Summary Section, please ensure that such strategy or type of investment is specifically mentioned in the Principal Investment Strategy section of the Summary Section.

Response:                                    The Registrant believes that the principal risks presented by the strategies identified in the Principal Investment Strategy section of the Summary Section of each Fund’s prospectus, and by the instruments used in connection with such strategies, are disclosed through the risk factors included in the Main Risks section.  To the extent that any one type of instrument on its own rises to the level of a principal strategy, a separate risk relating to such instrument is included in the Main Risks section.  To the extent that a type of instrument is utilized in connection with a principal strategy, but does not on its own rise to the level of a principal strategy, a specific discussion relating to the risks of that type of instrument is included elsewhere in the registration statement.

The Registrant also believes that any risks included as Main Risks in the Summary Section of a Fund’s Prospectus represent the principal risks of investing in the Fund.  The Registrant notes that risks may be included relating to a particular strategy or type of investment that is not specifically mentioned in the Principal Investment Strategy section of the Summary Section as a result of the summary nature of that section.

Hartford Duration-Hedged Strategic Income Fund

8.              Comment:                                 Please supplementally explain the discrepancy between the acquired fund fees and expenses as reported in the Semi-Annual Report for the Underlying Fund and those reported in the Annual Fund Operating Expenses table in the Prospectus.

Response:                                    The Registrant notes that the acquired fund fees and expenses reported in the Annual Fund Operating Expenses table in the Prospectus differ from the Underlying Fund’s fees and expenses reported in the Semi-Annual Report for the Underlying Fund as the fees and expenses reported in the Annual Fund Operating Expenses table represent a percentage of the Underlying Fund’s fees and expenses, proportionate to the Fund’s expected overall investment exposure to the Underlying Fund.  Because the Fund will not invest 100% of its assets in the Underlying Fund, the Fund would not incur 100% of the Underlying Fund’s fees and expenses.

9.              Comment:                                 Please include a discussion of the Fund’s duration as well as an example demonstrating the concept of duration in the Principal Investment Strategy section.

Response:                                  The Registrant notes that investment in securities with a specific duration is not a main focus of the Fund’s investment strategy.  However, in response to this comment, the Registrant has added the following description of duration to the Principal Investment Strategy section in the statutory prospectus:

“Duration is a measure of the sensitivity of a fixed income security’s price to changes in interest rates.  The Fund’s average duration measure incorporates a bond’s yield, coupon, final maturity, and the effect of derivatives, including interest rate swaps and futures contracts, that may be used to manage the Fund’s interest rate risk. The longer a security’s duration, the more sensitive it will generally be to changes in interest rates.  Similarly, a fund with a longer average duration will generally be more sensitive to changes in interest rates than a fund with a shorter average duration.  For example, a U.S. Treasury security with a duration of 2 years can be expected to change in price by approximately 2% for every 100 basis point change in the yield of the security.”

10.       Comment:                                 Please add disclosure to the Principal Investment Strategy section indicating whether there are any limits in terms of the maturity, interest rate and/or duration of the fixed-income securities in which the Underlying Fund invests.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

11.       Comment:                                 With respect to the derivatives disclosure in the Fund’s Prospectus, please ensure that the disclosure is consistent with the SEC staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:                                    The Registrant has reviewed the disclosure and, where appropriate, has revised the disclosure consistent with the SEC staff’s July 30, 2010 letter.

12.       Comment:                                 Please explain “credit spread risk” as used in the Principal Investment Strategy section and include it among the principal risks to the extent that it differs from the existing “Credit Risk” disclosure.

Response:                                    Credit spread risk refers to the risk of the varying yields and values between securities, due to different credit quality. The Registrant believes that the disclosure contained in the existing “Credit Risk” disclosure adequately describes the credit spread risk associated with the Fund’s investments. As a result, the Registrant has not made any revisions in response to this comment.

13.       Comment:                                 Please revise the existing “Fund of Funds Risk” disclosure to state that an investment in a fund of funds is associated with an additional level of fees.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

Hartford Real Total Return Fund

14.       Comment:                                 Please add disclosure to the Principal Investment Strategy section indicating whether there are any limits in terms of the maturity, interest rate and/or duration of the fixed-income securities in which the Fund invests.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

15.       Comment:                                 Please add disclosure to the Principal Investment Strategy section indicating whether there is a specific index or market correlated to the equities securities in which the Fund invests.

Response:                                  The Registrant notes that the Fund’s exposure to equity securities is correlated to the S&P 500 Index.  The Registrant has revised the disclosure consistent with this comment.

16.       Comment:                                 Please add disclosure to the Principal Investment Strategy section indicating whether there are any market capitalization restrictions for the equity-related securities in which the Fund invests.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

17.       Comment:                                 Please confirm supplementally that all acquired fund fees and expenses related to exchange-traded funds (“ETFs”) will be included in the Fund’s Annual Fund Operating Expenses table.

Response:                                    The Registrant notes the requirement to disclose acquired fund fees and expenses in a fund’s Annual Fund Operating Expenses table to the extent such acquired fund fees and expenses exceed 1 basis point of a fund’s average net assets.  Accordingly, to the extent that acquired fund fees and expenses, including those related to ETF investments, exceed 1 basis point of the Fund’s average net assets, the Registrant confirms that any acquired fund fees and expenses related to ETFs will be included in the Fund’s Annual Fund Operating Expenses table after the Fund commences operations.

18.       Comment:                                 Please confirm supplementally whether “Leverage Risk” in the Main Risks section of the Prospectus is associated with the Fund’s investments in derivatives.

Response:                                    The Registrant confirms that “Leverage Risk” in the Main Risks section of the Prospectus is associated with the Fund’s investments in derivatives.

19.       Comment:                                 Please explain supplementally the overlap between those risks discussed in the Additional Risks and Investment Information section and those previously discussed in the Main Risks section.

Response:                                    The Registrant notes that certain risks are not considered to rise to the level of a main risk of investing in the Fund because those risks are associated with investments utilized in connection with a principal investment strategy.  The Registrant believes that these investments themselves do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has included the attendant risks for these investments in the Additional Risks and Investment Information section rather than in the Main Risks section.  The Registrant acknowledges that, as a result of similarities between the investments that constitute the principal investment strategy and those that are utilized in connection with the principal investment strategy, the attendant risks located in the Main Risks and Additional Risks and Investment Information sections, respectively, may address certain of the same risks and concepts.

20.       Comment:                                 Please explain supplementally why there are three separate maximum sales charges for the Fund’s Class A Shares.

Response:                                    The Prospectus indicates three maximum sales charges “as applicable” to the Fund’s Class A Shares. The Registrant notes that the prospectuses for its funds are created using a prospectus building software tool.  As a result, the prospectuses for the

Registrant’s funds, which may have different maximum sales charges, use one disclosure tile for certain standard disclosures, like the disclosure regarding how sales charges are calculated. The Registrant notes that of the three maximum sales charges presented, the 5.50% maximum sales charge applies to the Fund.  The Registrant notes that the relevant portion of the Prospectus now provides a fourth maximum sales charge for Class A Shares to account for an additional fund’s expense structure.

21.       Comment:                                 Please remove the number under the SEC File Number on the back cover of the Prospectus.

Response:                                    The Registrant has removed the number.

Sincerely,

/s/ Stephen Ferrara

Stephen Ferrara

cc:	Alice A. Pellegrino
John V. O’Hanlon